UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

Vantiv, Inc.

(Name of issuer)

Class A Common Stock, par value $0.00001

(Title of class of securities)

92210H105

(CUSIP number)

Jarlyth H. Gibson, Compliance Officer 617-951-9493 C/o Advent International Corporation, 75 State Street, 29th Floor Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 26 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92210H105

Schedule 13D	Page 2 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,365,053
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 73,365,053
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,365,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.82%
14	TYPE OF REPORTING PERSON* CO, IA

CUSIP NO. 92210H105

Schedule 13D	Page 3 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,099,541
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 73,099,541
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,099,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.61%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 4 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,452,454
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 57,452,454
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,452,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.49%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 5 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,422,721
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,422,721
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,422,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 6 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,010,604
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,010,604
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,010,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 7 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,589,044
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 29,589,044
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,589,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.92%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 8 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,010,604
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,010,604
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,010,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 9 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,289,841
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 17,289,841
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,289,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.39%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 10 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,497,060
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,497,060
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.16%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 11 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,567,626
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,567,626
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.31%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 12 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,508,880
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,508,880
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.72%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 13 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,524,928
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,524,928
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.18%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 14 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,785
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,215,785
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.94%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 15 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,682,008
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,682,008
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,682,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.85%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 16 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,083,665
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,083,665
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.84%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 17 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,488
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 32,448
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 18 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,609
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 97,609
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 19 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pamela H. Patsley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,512
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 265,512
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.21%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105

Schedule 13D	Page 20 of 26

Item 1.	Security and Issuer

This statement on Amendment No.1 Schedule 13D (“Amendment No.1”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Vantiv, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8500 Governor’s Hill Drive, Symmes Township, OH 45249. This Amendment No.1 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2012. This Amendment No.1 is being filed by the reporting persons to amend Item 5. Terms defined in the schedule 13D are used herein as so defined.

Item 2.	Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI FT Co-Investment GP Limited Partnership, a Cayman Islands limited partnership;

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) GPE VI GP Limited Partnership, a Cayman Islands limited partnership;

(6) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(7) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(8) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(9) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(10) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

(12) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

(13) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

CUSIP NO. 92210H105

Schedule 13D	Page 21 of 26

(14) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(15) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(16) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership;

(17) GPE VI FT Co-Investment Limited Partnership, a Cayman Islands limited partnership;

(18) Pamela H. Patsley, the trustee of the Gary Lee Patsley Retained Annuity Trust No. 1 and Pamela H. Patsley Retained Annuity Trust No. 1;

The entities listed in subparagraphs (1) through (18) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.” The trusts listed in subparagraph (18) above are herein collectively referred to as the “Trusts.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

CUSIP NO. 92210H105

Schedule 13D	Page 22 of 26

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. Through a written agreement with Pamela H. Patsley, the trustee of the Gary Lee Patsley Retained Annuity Trust No. 1 and Pamela H. Patsley Retained Annuity Trust No. 1 (together, the “Trusts”), Advent International Corporation has sole voting and investment power over securities held by the Trusts. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI FT Co-Investment GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI GP Limited Partnership and the Trusts is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 129,123,210 shares of Class A Common Stock outstanding as of August 2, 2012). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

CUSIP NO. 92210H105

Schedule 13D	Page 23 of 26

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Sold in Past 60 Days
Advent International Corporation (1) (2) (3) (4) (5)	73,365,053	56.82%	14,064,500
Advent International LLC (1) (2) (3) (4)	73,099,541	56.61%	13,800,000
GPE VI GP Limited Partnership (1) (2)	57,452,454	44.49%	10,846,085
GPE VI GP (Delaware) Limited Partnership (1) (3)	6,422,721	4.97%	1,212,505
GPE VI FT Co-Investment GP Limited Partnership (1) (4)	8,101,604	6.20%	1,512,272
Advent International GPE VI Limited Partnership (1) (2)	29,589,044	22.92%	5,585,928
Advent International GPE VI-A Limited Partnership (1) (2)	17,289,841	13.39%	3,264,039
Advent International GPE VI-B Limited Partnership (1) (2)	1,497,060	1.16%	282,621
Advent International GPE VI-F Limited Partnership (1) (2)	5,567,629	4.31%	1,051,077

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Advent International GPE VI-G Limited Partnership (1) (2)	3,508,880	2.72%	662,420
Advent International GPE VI-C Limited Partnership (1) (3)	1,524,928	1.18%	287,882
Advent International GPE VI-D Limited Partnership (1) (3)	1,215,785	0.94%	229,520
Advent International GPE VI-E Limited Partnership (1) (3)	3,682,008	2.85%	695,103
Advent Partners GPE VI 2008 Limited Partnership (1)	1,083,665	0.84%	204,578
Advent Partners GPE VI 2009 Limited Partnership (1)	32,488	0.03%	6,133
Advent Partners GPE VI-A Limited Partnership (1)	97,609	0.08%	18,427
GPE VI FT Co-Investment Limited Partnership (1) (4)	8,010,604	6.20%	1,512,272
Pamela H. Patsley (5)	265,512	0.21%	264,500

Total Group	73,365,053	56.82%	14,064,500

(1)	Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derives from such power.

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Schedule 13D	Page 25 of 26

(2)	GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.
(3)	GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.
(4)	GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI FT Co-Investment GP Limited Partnership, derive from such power.
(5)	Through a written agreement with Pamela H. Patsley, the trustee of the Trusts), Advent International Corporation has sole voting and investment power over securities held by the Trusts.

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(c) Other than the acquisition of the Securities described in Item 3 above and the sale of the number of shares of Class A Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

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Schedule 13D	Page 26 of 26

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2012

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

GPE VI FT Co-Investment Limited Partnership
By:	GPE VI FT Co-Investment GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Pamela H. Patsley
By:	Advent International Corporation

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

*	For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer